Exhibit 77C

Great-West Funds, Inc.

Special Meeting of Shareholders

A Special Meeting of Shareholders was held on February 18, 2015 at 8515 E. Orchard Road, Greenwood Village, Colorado 80111 for the following purposes:

1)	To approve an administrative services agreement between Great-West Funds, Inc. and Great-West Life & Annuity Insurance Company

The votes cast in these matters were:

For:	446,980,319.464

Against:	13,591,565.396

Abstain*:	32,046,028.342

*All Abstain votes are treated as ‘present” for purposes of achieving a quorum and in determining the votes cast on the proposals, but not as having voted FOR the proposals (and therefore have the effect of a vote AGAINST).